Filed by Chardan South China Acquisition Corporation
Pursuant to Rule 425 under the Securities Act of 1933
Subject Corporation: Chardan South China Acquisition Corporation
Commission File No.: 000-51432

CONTACT:	-OR-	INVESTOR RELATIONS COUNSEL:
Richard D. Propper, Mark Brewer		The Equity Group Inc
Chardan South China Acquisition Corp.		Adam Prior
(619) 795-4627		(212) 836-9606
aprior@equityny.com

FOR IMMEDIATE RELEASE

CHARDAN SOUTH CHINA ACQUISITION CORP.’S ACQUSITION CANDIDATE ANNOUNCES NEW CFO

San Diego, CA and Shenyang, China - August 29, 2007 - Chardan South China Acquisition Corp. (OTCBB: CSCA, CSCAU, CSCAW) ("Chardan South") announced today that its acquisition candidate, Head Dragon Holdings Limited, the 100% owner of Liaoning GaoKe Energy Group (“GaoKe”), has hired Edward Meng as its Chief Financial Officer. Mr. Meng will be based in Shenyang, China and will act as CFO of the combined companies following the completion of the proposed business combination.

Mr. Meng had previously served as the CFO of Navstar Media Holdings and Koch Materials (China) Co. and has held other financial management positions at Shell (China) Limited and Schenker International AG (China). He received his MBA from Georgetown University and is fluent in both Mandarin and English.

Mr. Jinxing Lu, GaoKe’s Chairman and CEO commented, “Edward is a great strategic addition to our expanding management team. He will provide both the financial strategic oversight and the knowledge of operational financial controls that will be needed during the next few years of rapid growth that we anticipate. His financial technical skills combined with his exceptional ability to converse in English make him an invaluable addition to our management team.”

About the Company
Chardan South is a blank check company whose IPO went effective in August 2005. On April 19, 2007, Chardan South announced that it had signed a definitive stock purchase agreement pursuant to which it will acquire 100% of the common stock of Head Dragon, the 100% owner of Gaoke. Founded in 2003, GaoKe is the largest private Chinese engineering company providing design, construction, installation and operating expertise for distributed power generation and micro power networks in China. Additional information regarding Chardan South, Head Dragon Holdings, and GaoKe is available in the Form S-4/A that China Energy Technology Limited (“China Energy”), the BVI subsidiary of Chardan South, filed with the Securities and Exchange Commission. A copy of the filing in its entirety is available at www.sec.gov.

Chardan South China Acquisition Corp.	Page 2
August 29, 2007

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, about Chardan South, GaoKe and their combined business after completion of the proposed acquisition. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of Chardan South’s and GaoKe’s management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: business conditions in China; continued compliance with government regulations; legislation or regulatory environments, requirements or changes adversely affecting the businesses in which GaoKe is engaged; cessation or changes in government incentive programs: potential trade barriers affecting international expansion; fluctuations in customer demand; management of rapid growth and transitions to new markets; intensity of competition from or introduction of new and superior products by other providers of distributed power generation and other energy generation technology; timing, approval and market acceptance of new product introductions; general economic conditions; geopolitical events and regulatory changes, as well as other relevant risks detailed in Chardan South’s BVI subsidiary, China Energy Technology’s filings with the Securities and Exchange Commission, and the registration statement on Form S-4 (Reg. No. 333-142894). The information set forth herein should be read in light of such risks. Neither Chardan South nor GaoKe assumes any obligation to update the information noted within in this press release.